Exhibit D

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                          CERTIFICATE OF DESIGNATION

  Pursuant to Sections 3.2 and 3.3 of the Limited Liability Company Agreement
                        ______________________________

                              Preferred Interests

                  FORTRESS PINNACLE INVESTMENT FUND LLC, a Delaware limited liability company (the "Fund"), does hereby create and establish Preferred Interests and the amount thereof and the powers, preferences, duties, liabilities and obligations thereof are hereby fixed as follows:

         Section 1. Designation and Amount. The Fund hereby creates and establishes a class of preferred limited liability company equity interests (the "Preferred Interests") which shall have a liquidation preference not to exceed $120,000.

         Section 2. Dividends. Holders of Preferred Interests shall be entitled to receive when, as and if declared by the Board of Managers of the Fund, or a duly authorized committee thereof, cumulative dividends at the rate of 10% per year. Dividends on the Preferred Shares so declared shall be paid in preference to and in priority over any dividends declared and payable on the Fund's common limited liability company equity interests (the "Shares"). Notwithstanding the foregoing, no dividends may be paid if after giving effect to the payment of such dividend the Fund would not be able to pay its debts as such debts become due in the ordinary course of business or the Fund's total assets would be less than the sum of its total liabilities.

         Section 3. Liquidation Rights. The Preferred Interests will have a liquidation preference equal to $500 per Preferred Interest plus accumulated and unpaid dividends and will be redeemable at the option of the Fund in whole or in part at any time from the date of issuance at a value equal to the liquidation preference calculated as of the date of redemption.

         Section 4. Asset Coverage. Immediately after issuance, the Preferred Interests will have an asset coverage of 200%, as required under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Furthermore, the Board of Managers may not declare any dividend or make any distribution upon the Shares unless the Preferred Interests have, at the time of such dividend or

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distribution, an asset coverage of at least 200% after deducting the amount of such dividend or distribution.

         Section 5. Voting Rights. The Preferred Interests will have no voting rights; provided that the Preferred Interests will have the right to (a) elect two managers of the Fund at all times and to elect a majority of managers if at any time dividends on the Preferred Interests are unpaid in an amount equal to two full years' dividends and to be so represented until all dividends in arrears have been paid or otherwise provided for; and (b) vote as a class on any plan of reorganization adversely affecting such securities or on any matter requiring a vote of security holders under Section 13(a) of the Investment Company Act. On matters on which the Preferred Interests are entitled to vote, each Preferred Interest shall have one vote.

         Section 6. Other Rights or Preferences. Unless otherwise required by law, the holders of Preferred Interests shall not have any rights or preferences other than those set forth herein or in the Fund's Limited Liability Company Agreement.




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         IN WITNESS WHEREOF, FORTRESS PINNACLE REGISTERED INVESTMENT FUND LLC
has caused this Certificate to be signed by Wesley R. Edens, Chairman and Chief Executive Officer, and attested by Randal A. Nardone, Secretary, this 10th day of October, 2002.


                                      FORTRESS PINNACLE INVESTMENT FUND LLC


                                      By: /s/ Wesley R. Evans
                                          ----------------------------------
                                          Wesley R. Edens
                                          Chairman and Chief Executive Officer


Attest:


By:    /s/ Randal A. Nardone
       ----------------------------------
      Randal A. Nardone
      Vice President, Chief Operating Officer
      and Secretary






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